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March 21, 2022

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Deborah L. O’Neal

Re:       Two Roads Shared Trust (Registration No. 333-182417/811-22718)

             Response to Examiner Comments on Post-Effective

             Amendment No. 294

Dear Ms. O’Neal:

This letter responds to your comments on Post-Effective Amendment No. 294 (“PEA No. 294”) to the Registration Statement on Form N-1A of Two Roads Shared Trust (the “Registrant”) provided on February 24, 2022. PEA No. 294 seeks to register shares of Regents Park Hedged Market Strategy ETF, a new portfolio of the Registrant (the “Fund”).

Below, we describe changes the Registrant will make to the registration statement in response to the Staff’s comments, generally described by reference to where the responsive disclosures will appear in the filing.

We anticipate making the applicable changes in a filing pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on March 21, 2022. We note that the Registrant, on behalf of the Fund, has requested that the U.S. Securities and Exchange Commission accelerate the effectiveness of the registration statement to March 22, 2022, pursuant to Rule 461 under the Securities Act, and that the Registrant will file as correspondence on EDGAR a letter indicting such request.

1.	Comment: Please provide a final fee table and expense example for the Fund for review at least one week before effectiveness of PEA No. 294.

Response: Below is the completed fee table and expense example for the Fund:

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

March 21, 2022 Page 2
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	0.75%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses(2)	0.02%
Total Annual Fund Operating Expenses	0.77%

(1)	The Fund’s adviser provides investment advisory service, and pays all of the Fund’s operating expenses except for any brokerage fees and commissions, taxes, borrowing costs (such as dividend expense on securities sold short and interest), fees and expenses of other investment companies in which the Fund may invest, or extraordinary expenses such as litigation in return for a “unitary fee.”
(2)	Estimated for the current fiscal year. Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1Year	3 Years
$79	$246

2.	Comment: Please supplementally confirm that, if applicable, any expenses associated with short sales will be included in the fee table.

Response: The Fund supplementally confirms that, if applicable, expenses associated with short sales will be included in the fee table.

3.	Comment: Reference is made to the Principal Investment Strategies section of the Prospectus:

(a)	Consider combining the second and third sentences of the first paragraph.

March 21, 2022 Page 3

Response: The referenced sentences have been combined as follows:

“The Fund may invest in various types of U.S. broad equity market linked derivatives including, but not limited to, long and short positions in futures, options, swaps, combinations of long and short FLexible EXchange® Options (“FLEX Options”) and standardized call and put options contracts on the S&P 500 Index (or other U.S. Large Cap equity market indices) or directly in equity securities of companies listed on the S&P 500 Index (or other U.S. Large Cap equity market indices).”

(b)	Please clarify why there are quotes around “basket of” in the first sentence of the second paragraph.

Response: The referenced quotation marks have been removed.

(c)	Please expand upon what is meant by “moderately” lower in the second sentence of the third paragraph. Provide any parameters (i.e., percentage amount) used in determining whether something is “moderately”.

Response: The two references to “moderately” in the referenced sentence have been deleted.

(d)	Sixth Paragraph, third sentence: The Staff notes the reference to the Fund’s “benchmark index” in the third sentence of the sixth paragraph. Please include the name of the Fund’s benchmark index.

Response: The reference to benchmark index has been deleted and replaced with S&P 500 Index.

(e)	The Staff notes the reference to “market upside the Adviser elects to purchase” in the last sentence of the seventh paragraph. Please add a Plain English explanation of purchasing the market upside.

Response: The referenced text has been revised to read “additional market exposure that the Adviser elects to purchase”

4.	Comment: In the Statement of Additional Information (SAI), please revise the industry concentration policy (No. 5) so that it is expressed in a non-discretionary manner (“will”) rather than a discretionary manner (“may”).

Response: The referenced concentration policy has been revised to read as follows:

“[The Fund may not:] (5) Invest more than 25% of the market value of its assets in the securities of companies engaged in any one industry or group of industries. (Does not apply to investments in securities issued or guaranteed as to principal and/or interest by the U.S. Government, its agencies or instrumentalities.);”

March 21, 2022 Page 4

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at (212) 885-5147 if you have any questions.

Sincerely yours,

/s/ Stacy H. Louizos

Stacy H. Louizos